

December 29, 2016

Via E-mail
Edward P. Lorin, Chief Executive Officer
Impact Housing REIT, LLC
1411 5th Street
Suite 406
Santa Monica, CA 90401

> **Re:** **Impact Housing REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 1, 2016**
> **File No. 024-10649**

Dear Mr. Lorin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4. Please provide the information required by Item 403 of Regulation S-K.

Offering Circular Cover Page

2. We note your response to comment 1. Please revise your cover page to disclose the date the offering will end and any arrangements to place the funds in an escrow, trust or similar account. Please see Item 501(b)(8)(iii) of Regulation S-K.

3. We note your response to comment 7 and your revised disclosure that you will raise or lower the price of your shares during the offering to reflect the net value of the company's assets. In the offering circular, please discuss, to the extent possible, when the company expects the offering price to be changed to reflect the value of the company's assets. Please also tell us how the company expects to calculate the net value of your

assets. In addition, please tell us how often the offering price will be changed to reflect the net value of the assets.

Risks of Investing, page 2

4.      Please include a risk factor at the beginning of this section in regards to the risk that this is a blind pool offering and that investors will not have the opportunity to evaluate investments prior to purchasing shares in the offering. See Item 503(c) of Regulation S-K.

The Fund, page 15

5.      We note your response to comment 19. We further note your disclosure on page 17 that your Sponsor has increased the properties net operating income by 62% per year and your similar NOI disclosure on page 40. Please revise your disclosure here or in the prior performance section to explain how you determine NOI for the projects. Also explain if other factors may have impacted the increase in NOI such as market trends or other factors unrelated to the sponsor.

Compensation of Management, page 28

6.      We note your response to comment 16.  Please revise your disclosure in this section to clearly state whether the acquisition or disposition fee that management may receive in the case of a joint venture could be higher than the acquisition or disposition fee that management is entitled to receive with respect to direct investments by the company.

Strategy and NOI Results, page 35

7.      We note your response to comment 1.  Please revise your disclosure to provide all of the disclosure required by Item 8 of Industry Guide 5, including the total number of programs, investors, and amount raised.  Please clarify what is being considered a prior Program.

Escrow, page 45

8.      We note your response to comment 22. We will continue to monitor for your response to this comment.

Signatures

9.      Please revise your signature page to conform to the requirements of Instruction 1 to the Signature section of Form 1-A. Please provide the signatures of the issuer, its principal executive officer, principal financial officer, principal accounting officer and a majority of the members of its board of directors or other governing body.

Exhibit 15.1 Results of Prior Programs

10.     We note your response to comment 23 of our letter. In response to our comment, you focus on the guidance set forth in Industry Guide 5.  However, please note that this guidance has been updated by CF Disclosure Guidance Topic 6. Please revise your prior performance disclosure to conform with the guidance set forth in Industry Guide 5, as updated by CF Disclosure Guidance Topic 6.  For example only, Table I should be limited to the three most recent programs with investment objectives similar to those of the company.

11.     We note your disclosure in the narrative preceding the tables that SRC acquired 26 apartment communities with a single investor. Please advise us of the number of investors for each of the projects and whether the investors had any management or investment control over the projects. We may have further comment.

12.     Please note that the prior performance tables I through V should be included at the end of the offering circular.

Caution Concerning Accuracy

13.     We note your response to comment 24 and reissue in part our comment. Please note that the information should be provided only up to the date of disposition. If you believe the disclaimer is still necessary, please revise to state whether you believe that investors can rely on the information.

        You may contact Becky Chow at (202)551-6524 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Markley S. Roderick, Esq. (*via e-mail*)